[GRAPHIC APPEARS HERE]

November 3, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boardwalk Pipeline Partners, LP
Registration Statement on Form S-1 (File No. 333-127578)

Ladies and Gentlemen:

As Representatives of the several underwriters of the proposed public offering of up to 17,250,000 common units of Boardwalk Pipeline Partners, LP (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on November 8, 2005, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated October 31, 2005, through the date hereof:

Preliminary Prospectus dated October 31, 2005:

53,446 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

LEHMAN BROTHERS INC.

As Representatives of the several Underwriters

By: LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President